Exhibit 99.1

Stantec 2017 Annual Meeting of Shareholders Results

EDMONTON, AB; NEW YORK, NY (May 12, 2017) TSX, NYSE:STN

Stantec Inc. (“Stantec” or the “Company”) held its annual meeting of shareholders in Edmonton on May 11, 2017. A total of approximately 84,045,820 shares (approximately 73.62% of outstanding common shares) were represented in person or by proxy.

The complete voting results from the meeting are as follows:

1.	Election of Directors

Each of the eight nominees listed in the Management Information Circular was elected as a Director of Stantec.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Douglas K. Ammerman	80,967,574	96.34	3,078,246	3.66
Delores M. Etter	76,846,512	91.43	7,199,308	8.57
Anthony P. Franceschini	79,498,676	94.59	4,547,144	5.41
Robert J. Gomes	83,457,562	99.32	570,258	0.68
Susan E. Hartman	74,531,774	88.68	9,514,046	11.32
Aram H. Keith	81,595,409	97.08	2,450,411	2.92
Donald J. Lowry	76,662,724	91.22	7,383,096	8.78
Marie-Lucie Morin	76,801,810	91.37	7,254,010	8.63

2.	Appointment of Auditors named in the Management Proxy Circular

Ernst & Young LLP, Chartered Professional Accountants, were reappointed as auditors of Stantec until the close of the next annual general shareholders’ meeting and the Directors were authorized to fix the remuneration of the auditors.

Votes For	% For	Votes Withheld	% Withheld
76,218,683	90.69	7,827,137	9.31

3.	LTIP Reserve Amendment

Shareholders approved an amendment to the Company’s Long-Term Incentive Plan to replenish and increase the maximum number of common shares of Stantec available for settling awards granted under the plan as described more particularly in the Management Information Circular delivered in connection with the meeting.

Votes For	% For	Votes Against	% Against
66,726,309	79.39	17,319,511	20.61

4.	Non-binding Advisory Vote on Executive Compensation

Shareholders accepted the Company’s approach to executive compensation disclosed in the Management Information Circular delivered in connection with the meeting.

Votes For	% For	Votes Against	% Against
72,766,623	86.58	11,279,197	13.42

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites approximately 22,000 employees working in over 400 locations across 6 continents. Our work – engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through to design, construction, commissioning, maintenance, decommissioning, and remediation—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Investor Contact

Sonia Kirby

Stantec Investor Relations

Ph: (780) 917-7114

sonia.kirby@stantec.com

Design with community in mind